FINANCIAL REPORT

ONEDOME GLOBAL, INC. AND SUBSIDIARY

FOR YEAR ENDED DECEMBER 31, 2017

2017

ONEDOME GLOBAL, INC. AND SUBSIDIARY
FINANCIAL REPORT
YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders and the Board of Directors of
Onedome Global, Inc, and Subsidiary
San Francisco, California

We have reviewed the accompanying consolidated financial statements of Onedome Global, Inc. (a California corporation) and subsidiary which comprise the consolidated balance sheet as of December 31, 2017, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Montage Services, Inc.

San Francisco, California
December 12, 2018

ONEDOME GLOBAL, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2017

ASSETS

Current assets		
Cash	$	519,336
Accounts receivable		3,750
Other receivable		17,168
Prepaid expenses		11,879
Total current assets		552,133
Property and equipment, at cost		
(net of accumulated depreciation of $2,448)		46,910
Total assets	$	599,043

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable - trade	$	36,993
Total current liabilities		36,993
Accrued liabilities		75,769
SAFE notes payable		1,111,111
Total liabilities		1,223,873
Stockholders' equity		
Common stock (no par value, 15,333,209 shares authorized;		
issued and outstanding)		38,321
Accumulated deficits		(663,151)
Total stockholders' equity		(624,830)
Total liabilities and stockholders' equity	$	599,043

See independent accountant's review report and accompanying notes.

ONEDOME GLOBAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2017

Revenue

Corporate events revenue	$ 4,734

Expenses

Personnel

Contract services	124,389
Salaries and wages	110,300
Benefits, payroll taxes, and other	29,479
Total Personnel	264,168

Product development expenses

Research and development expense	57,500
Equipment rental	50,540
Contract services	42,858
Other development expenses	29,067
Total product development expenses	179,965

General and administrative

Professional fees	112,122
Pre-incorporation expenses	31,044
Rent and occupany costs	22,875
Other general and admin expenses	9,915
Total general and administrative	175,956

Other expenses

Travel	25,329
Marketing	20,019
Depreciation	2,448
Total other expenses	47,796
Total expenses	667,885
Net loss	$ (663,151)

ONEDOME GLOBAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

	Common Stock			Accumulated Deficit		Total Stockholder's Equity	
	Shares		Amount				
Balance, March 17 , 2017	0	$	0	$	0	$	0
Common Stocks Issued	15,333,209		38,321				38,321
Net loss					(663,151)		(663,151)
Balance, December 31, 2017	15,333,209	$	38,321	$	(663,151)	$	(624,830)

ONEDOME GLOBAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:		
Net loss	$	(663,151)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		2,448
Non-cash pre-operating costs		7,154
Non-cash compensation expense		21,167
Net cash provided by operating activities before changes in operating assets and liabilities		(632,382)
(Increase) decrease in operating assets:		
Accounts receivable		(3,750)
Security deposits		(4,450)
Other receivable		(12,168)
Prepaid expenses		(7,429)
Increase (decrease) in operating liabilities:		
Accounts payable		36,993
Accrued expenses		75,769
Net cash provided by operating assets and liabilities		84,965
Net cash used in operating activities	$	(547,417)
Cash flows from investing activities:		
Purchases of fixed assets	$	(49,358)
Net cash used in investing activities		(49,358)
Cash flows from financing activities:		
Proceeds from notes payable		1,111,111
Proceeds from common stocks issued		5,000
Net cash provided by financing activities		1,116,111

The accompanying notes are an integral part of these financial statements.

ONEDOME GLOBAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

Net increase in cash	519,336
Cash at March 17, 2017	0
Cash at December 31, 2017	$ 519,336

Supplemental disclosure of cash flow information:

    Non-cash financing activities:

Common stocks issued with other receivable	5,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Activities

In Onedome Global, Inc. ("the Company") is a Benefit Corporation incorporated in the State of California that is focused on creating and curating temporary and permanent, large-scale mixed-reality installations and on operating location-based entertainment destinations that entertain, educate and engage.

Among the purposes of the Company is to bring together artists, innovators, technologists, experts in the development of consciousness, and visionary thought leaders to co-create interactive and immersive experiences that invite the audience to shift from Me to We. The intention of the Company is to transcend social, economic, racial and geographical boundaries to provide audiences and communities with an experience of our shared humanity and collective destiny, utilizing immersive environments in combination with state-of-the-art technologies, while investing 10% of its profits into aligned charitable causes and community service projects.

The Company has one subsidiary, Onearts LLC., that is wholly-owned and fully controlled by Company and consolidated in these financial statements.

As of December 31, 2017, the Company was operating a rented geodesic dome installation with 360 degree video projection in the Palace of Fine Arts in San Francisco under a temporary lease. In 2018, the rented dome was returned, and the Company leased a new venue at 1025 Market Street in San Francisco, to house its two flagship experiences: The Unreal Garden and LMNL.

The Company will conduct an equity crowdfund offering starting in December 2018 with the purpose of raising operating and investment capital. The Company's ability to continue as a going concern relies on continued strong growth in tickets sold and may be dependent on the outcome of the crowdfund offering and other parallel negotiations that management is engaged in to raise operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Note 2 -   Summary of Significant Accounting Policies (continued)

Revenue Recognition

For Services, revenue is recognized on the date the services have been rendered. For Sales, revenue is recognized when goods have been delivered

Cash

Cash includes all cash balances held in its various bank accounts in the United States.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables. During 2017 no losses on Accounts Receivables were reported.

Capital Assets

The Company capitalizes long-lived assets with an original purchase price of $1,500 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life.

Equipment and leasehold improvements consists of the following at December 31, 2017:

Description	Estimated Life in Years	Balance
Furniture and Equipment	7	$ 30,377
A/V and Technical Equipment	3	7,386
IT Equipment	3	8,234
Total capital assets		45,997
Less: accumulated depreciation		(2,448)
Total capital assets net of depreciation		$ 43,549

Depreciation and amortization expense amounted to $2,448 in 2017.

Note 2 -   Summary of Significant Accounting Policies (continued)

Advertising and Marketing Costs

The Company expenses advertising costs as they are incurred. Marketing and advertising expenses for the year ended December 31, 2017 were $20,019.

Research and Development Costs

Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged in 2017 were $57,500.

Note 3 -   Operating Lease Commitments

The Company leases an office space used by the Company in the ordinary course of business. The lease is classified as an operating lease. The lease commenced on October 7, 2017. The Company made lease payments of $22,625 during the year ended December 31, 2017.

At December 31, 2017, the minimum lease payments under the terms of the lease agreement were as follows:

Year ending December 31,
2018	35,550
	$35,550

Note 4 -   Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The company in 2017 generated a federal deferred tax asset of $118,000 that is not recorded due to management's uncertainty as to the valuation or timing of benefits associated with the tax asset. The net operating loss carry forward associated with 2017 will expire if unused after tax year 2037. The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service until 2021.

The Company is subject to Franchise Tax requirements in the State of California. The Company's California tax filings for tax year 2017 will be subject to review by that State until the expiration of the statutory period in 2021, respectively.

Note 5 -   Equity Based Compensation

In 2017, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Unless approved otherwise by the board, options issued under the plan vest monthly over 4 years with a one year cliff and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue.

Note 5 -   Equity Based Compensation (continued)

As of December 31, 2017, options issued, available, and exercised were as follows:

Options Authorized	4,072,423
Options Issued	202,500
Options Available	3,869,923

In 2017, no options had vested and no option holder exercised any options. No compensation expense was recognized in 2017 as there were no vested options.

Note 6 -   Simple Agreements for Future Equity (SAFES)

The Company has issued $1,111,111 in Simple Agreements for Future Equity (Safes) to accredited investors as of December 31, 2017. The Safes automatically convert if there is an equity financing event of an amount of at least $5,000,000 before expiration or termination of the existing Safes. The Company will automatically issue to the investors a number of shares of Safe Preferred Stock equal to the purchase amount divided by the conversion price, which either includes a 20% discount to the price paid by new investors in the equity financing, or is calculated based on a $5,555,555 cap on the pre-money valuation (whichever yields more shares to the Safe holders).

On October 12, 2018, a qualifying equity financing event occurred and all Safes were converted to 2,472,503 shares of Series A-1 Preferred Stock at a conversion price of $0.45/share.

Note 7 -   Related Party Transactions

As of December 31, 2017, except for 50,000 shares acquired by the Company's outside legal counsel, members of management and related parties hold all of the common stock of the Company, including 15,000,000 common shares purchased at par value of 0.00033333 per share ($5,000 in aggregate), and 283,209 shares of company common stock acquired as reimbursement for organizational expenses and unpaid compensation, except for 50,000 shares acquired by the Company's outside legal counsel.

As of December 31, 2017, members of management hold Safes of $222,222, representing 20% of the total Safes outstanding.

Note 8 -   Financial Risk

Financial instruments that potentially subject the Company to credit risk consist of cash. The Company places its cash with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Note 9 -   Subsequent Events

Management evaluated subsequent events through December 12, 2018, the date these financial statements were available to be issued. With the exception of those matters described below, there were no material subsequent events that required disclosure in these financial statements.

In 2017, the Company started negotiating a transition agreement with one of its seven co-founders who desired to take a leave of absence. The agreement negotiated was eventually signed on January 16, 2018 and includes the repurchase of all but 100,000 of the founder's unvested shares at the initial purchase price. Vesting of the remaining 100,000 shares has not yet occurred and is suspended until the co-founder rejoins as full-time employee, if such is mutually desired.